Exhibit 99-1

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Koor to Deregister from SEC and Terminate its U.S. Reporting Obligations

Tel Aviv, Israel – February 4, 2008 – Koor Industries Ltd. (TASE: KOR) today announced that it intends to file a Form 15F with the U.S. Securities and Exchange Commission (SEC) next week to terminate the registration of its Ordinary Shares, thereby immediately suspending its obligation to file annual and other reports with the SEC pursuant to the U.S. Securities Exchange Act of 1934. Koor expects this termination of registration to become effective 90 days after the filing of the Form 15F.

Koor will, however, continue to make public reports in accordance with the Israeli securities laws and regulations applicable to companies whose shares are traded solely on the Tel Aviv Stock Exchange (TASE).

Koor initially announced on May 14, 2007 its intention to delist voluntarily from the NYSE, terminate its American Depositary Receipt (ADR) program and deregister from the SEC.

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ABOUT KOOR INDUSTRIES

Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.

COMPANY CONTACT

Oren Hillinger, Finance Director
Koor Industries Ltd.
Tel: 972 3 607-5111
Fax: 972 3 607-5110
oren.hillinger@koor.com